Exhibit 99.1

2015 THIRD QUARTER RESULTS

CNH Industrial third quarter revenues of $5.9 billion, operating profit of Industrial Activities of $245 million at a margin of 4.4%, net loss of $128 million including the exceptional charge of $150 million from the re-measurement of Venezuelan operations

Financial results under U.S. GAAP(*) (**)

•	Third quarter revenues totaled $5.9 billion, down 13% compared to Q3 2014 on a constant currency basis (down 24% on a reported basis). Net sales of Industrial Activities were $5.5 billion, down 13% compared to Q3 2014 on a constant currency basis (down 25% on a reported basis).

•	Operating profit of Industrial Activities for the quarter was $245 million ($522 million in Q3 2014), with operating margin at 4.4% (7.1% in Q3 2014).

•	Costs for research and development and selling, general and administrative expenses were $772 million in Q3 2015, down $218 million reflecting primarily the results from the Efficiency Program.

•	Net income before restructuring and other exceptional items for the period was $38 million or $0.03 per share. Reported net loss was $128 million, or -$0.09 per share, after a $150 million exceptional charge due to the re-measurement of the Venezuelan operations to prevailing SIMADI exchange rates to the U.S. dollar.

•	Net industrial debt was $3.4 billion at September 30, 2015 ($3.0 billion at June 30, 2015) including the impact of the Venezuelan re-measurement of $133 million on cash and cash equivalents. Available liquidity totaled $7.4 billion ($7.8 billion at June 30, 2015).

•	Full year guidance updated as follows: net sales of Industrial Activities in the range of $25-26 billion, with operating margin of Industrial Activities between 5.6% and 6.0% and net industrial debt at the end of 2015 between $2.1 billion and $2.3 billion.

(*)	CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and IFRS. The following tables and discussion related to the financial results of the Company and its segments are prepared in accordance with U.S. GAAP. Financial results under IFRS are shown in specific tables at the end of this press release.

(**)	Refer to the Non-GAAP Financial Information section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Summary Income Statement ($ million)

YTD (01.01 to 09.30)				3rd Quarter
2015	2014	Change		2015	2014	Change
18,768	24,190	-22.4%	Revenues	5,850	7,739	-24.4%
17	621	-604	Net income (loss)	(128)	162	-290
212	773	-561	Net income before restructuring and other exceptional items (1)	38	214	-176
22	627	-605	Net income (loss) attributable to CNH Industrial N.V.	(124)	173	-297
0.02	0.46	-0.44	Basic EPS ($)	(0.09)	0.13	-0.22
0.02	0.46	-0.44	Diluted EPS ($)	(0.09)	0.13	-0.22
0.16	0.57	-0.41	Basic EPS before restructuring and other exceptional items (1) ($)	0.03	0.16	-0.13

(1)	This item is a non-GAAP measure. Refer to the Non-GAAP Financial Information section of this press release for information regarding non GAAP financial measures.

CNH Industrial N.V.

Corporate Office:

25 St James’s Street

London, SW1A 1HA

United Kingdom

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL

Income Statement Data of Industrial Activities(1) ($ million)

YTD (01.01 to 09.30)				3rd Quarter
2015	2014	Change		2015	2014	Change
17,808	23,180	-23.2%	Net sales of Industrial Activities	5,549	7,403	-25.0%
869	1,612	-743	Operating profit of Industrial Activities (2)	245	522	-277
4.9	7.0	-2.1 p.p.	Operating margin of Industrial Activities (%)	4.4	7.1	-2.7 p.p.

(1)	Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions.
(2)	Operating profit of Industrial Activities is a non-GAAP measure and is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses.

London (UK) – (October 29, 2015) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $5,850 million for the third quarter of 2015, down 12.9% compared to Q3 2014 on a constant currency basis (down 24.4% on a reported basis). Net sales of Industrial Activities were $5,549 million in Q3 2015, down 13.3% compared to Q3 2014 on a constant currency basis (down 25.0% on a reported basis). Excluding the negative impact of currency translation, net sales increased for Commercial Vehicles (up 4.6%) confirming a positive trend in EMEA for trucks and buses. This increase was more than offset by the forecasted decline in Agricultural Equipment, driven by lower industry volumes in the row crop sector, primarily in NAFTA and LATAM, slightly offset by favorable net pricing in all regions. Net sales also decreased in Construction Equipment, due to continued negative industry volumes primarily in LATAM, and in Powertrain, due to lower sales to captive customers.

CNH INDUSTRIAL

Revenues by Segment ($ million)

YTD (01.01 to 09.30)				3rd Quarter
2015	2014	% change		2015	2014	% change
8,043	11,801	-31.8	Agricultural Equipment	2,431	3,659	-33.6
1,933	2,546	-24.1	Construction Equipment	591	841	-29.7
6,696	7,534	-11.1	Commercial Vehicles	2,189	2,522	-13.2
2,648	3,476	-23.8	Powertrain	800	1,025	-22.0
(1,512)	(2,177)	—	Eliminations and other	(462)	(644)	—

17,808	23,180	-23.2	Total Industrial Activities	5,549	7,403	-25.0
1,226	1,363	-10.1	Financial Services	390	455	-14.3
(266)	(353)	—	Eliminations and other	(89)	(119)	—

18,768	24,190	-22.4	Total	5,850	7,739	-24.4

Operating profit of Industrial Activities was $245 million in Q3 2015, a $255 million decrease compared to Q3 2014 on a constant currency basis (down $277 million on a reported basis) with an operating margin for the third quarter of 4.4%, down 2.7 p.p. from Q3 2014. Operating profit declined in Agricultural Equipment, driven by negative volume and product mix, primarily in the NAFTA row crop sector. These negative factors were partially offset by net price realization, lower material costs and structural cost reductions. Commercial Vehicles’ operating result improved due to favorable volume in EMEA, industrial efficiencies and a reduction in selling, general and administrative (“SG&A”) expenses as a result of the Company’s Efficiency Program. Construction Equipment’s operating profit was substantially flat, as a result of cost containment actions and net price realization in NAFTA offset by the negative effect of lower volume in LATAM. Powertrain’s operating profit decreased mainly due to lower volumes, primarily due to the decline of agricultural equipment demand, partially offset by manufacturing efficiencies.

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL

Operating profit/(loss) by Segment (1) ($ million)

YTD (01.01 to 09.30)				3rd Quarter
2015	2014	Change		2015	2014	Change
604	1,529	-925	Agricultural Equipment	137	433	-296
72	70	2	Construction Equipment	37	39	-2
128	(71)	199	Commercial Vehicles	60	20	40
124	157	-33	Powertrain	35	59	-24
(59)	(73)	14	Eliminations and other	(24)	(29)	5

869	1,612	-743	Total Industrial Activities	245	522	-277
397	407	-10	Financial Services	128	121	7
(227)	(255)	28	Eliminations and other	(85)	(81)	-4

1,039	1,764	-725	Total	288	562	-274

(1)	Operating profit of Industrial Activities (a non-GAAP measure) is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of Financial Services (a non-GAAP measure) is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

CNH INDUSTRIAL

Reconciliation of Operating Profit to Net Income ($ million)

YTD (01.01 to 09.30)			3rd Quarter
2015	2014		2015	2014
1,039	1,764	Total Operating Profit	288	562
52	98	Restructuring expenses	18	56
341	449	Interest expenses of Industrial Activities, net of interest income and eliminations	118	150
(403)	(254)	Other, net	(235)	(97)
243	963	Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(83)	259
259	408	Income taxes	56	107
33	66	Equity in income of unconsolidated subsidiaries and affiliates	11	10
17	621	Net income (loss)	(128)	162

Restructuring expenses totaled $18 million for the quarter, $38 million lower than Q3 2014, and mainly related to actions in Commercial Vehicles and Agricultural Equipment as part of the Company’s Efficiency Program launched in 2014.

Interest expense, net totaled $118 million for the quarter, a decrease of $32 million or 21% compared to Q3 2014, primarily due to a more favorable cost of funding and a lower average indebtedness in the quarter.

Other, net was a charge of $235 million for the quarter, an increase of $138 million compared to Q3 2014 mainly as a result of the exceptional pre-tax charge of $150 million primarily due to the re-measurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivar fuerte (“Bs.F”) adopting the Marginal Foreign Exchange System (“SIMADI”) rate of Bs.F 199.42 to the U.S. dollar, as opposed to the exchange rate Supplementary Foreign Currency Administration System (“SICAD”) rate of Bs.F 12.8 to the U.S. dollar which the Company used at June 30, 2015. The SIMADI rate is considered more reflective of the current economic environment in Venezuela and future transactions at the SICAD rate appear highly unlikely.

2015 THIRD QUARTER RESULTS

Income taxes totaled $56 million in the quarter ($107 million in Q3 2014). Excluding the impact of the exceptional pre-tax charge relating to the re-measurement of the Venezuelan operations, for which no corresponding tax benefit has been booked, and the impact deriving from the inability to record deferred tax assets on losses in certain jurisdictions, primarily Italy and Brazil, the effective tax rate for the third quarter 2015 was 30%. The Company’s effective tax rate for the full year is expected now to be in the range of 60% to 63%. The long-term effective tax rate target of between 34% to 36% range remains unchanged.

Equity in income of unconsolidated subsidiaries and affiliates totaled $11 million for the quarter ($10 million for Q3 2014).

Net income of Financial Services was $94 million for the quarter compared to $75 million for Q3 2014, primarily due to lower provisions for credit losses and reduced income taxes, partially offset by the negative impact of currency translation.

Net income before restructuring and other exceptional items was $38 million for the quarter ($214 million in Q3 2014) or $0.03 per share ($0.16 for Q3 2014). Consolidated net loss was $128 million for the quarter (compared to net income of $162 million for Q3 2014), or -$0.09 per share ($0.13 for Q3 2014), after the $150 million exceptional charge due to the re-measurement of the Venezuelan operations.

Net industrial debt was $3.4 billion at September 30, 2015 ($3.0 billion at June 30, 2015 and $2.7 billion at December 31, 2014). Excluding the impact from the Venezuelan re-measurement, net industrial cash flow was a net outflow of $0.5 billion in the third quarter, primarily attributable to an increase in working capital related to lower payables due to the production shutdown in the quarter. The impact on net industrial debt was partially offset by favorable foreign exchange translation impact on non U.S. dollar-denominated debt for $0.2 billion.

Available liquidity at September 30, 2015 was $7.4 billion, inclusive of $2.9 billion in undrawn committed facilities ($2.8 billion at June 30, 2015), compared to $7.8 billion at June 30, 2015. The decrease is mainly attributable to a reduction in bank debt and unfavorable foreign exchange impact partially offset by lower financing needs of Financial Services due to lower portfolio receivables.

2015 THIRD QUARTER RESULTS

Agricultural Equipment

AGRICULTURAL EQUIPMENT

Net sales & Operating profit/(loss) ($ million)

YTD (01.01 to 09.30)				3rd Quarter
2015	2014	Change		2015	2014	Change
8,043	11,801	-31.8%	Net sales	2,431	3,659	-33.6%
604	1,529	-925	Operating profit	137	433	-296
7.5	13.0	-5.5 p.p.	Operating margin (%)	5.6	11.8	-6.2 p.p.

Agricultural Equipment’s net sales were $2,431 million for the quarter, down 25.1% compared to Q3 2014 on a constant currency basis (down 33.6% on a reported basis). The decrease was driven by the anticipated decline in industry volumes in the row crop sector, primarily in NAFTA and LATAM, slightly offset by favorable net pricing in all regions. The geographic distribution of net sales for the period was 39% NAFTA, 33% EMEA, 11% LATAM and 17% APAC.

The NAFTA row crop sector (primarily tractors over 140 horsepower (“hp”) and combines) was down 37% year-over-year. The under 40 hp tractor segment in NAFTA was up 8%, and the 40-140 hp tractor segment was down 2%. EMEA markets were down 8% for tractors and up 8% for combines. In LATAM, tractor and combine markets decreased 34% and 37%, respectively. APAC markets decreased 15% for tractors but were up 20% for combines.

Agricultural Equipment’s worldwide market share performance was flat for tractors in the quarter. Combine market share decreased in NAFTA and LATAM, was flat in EMEA and increased in APAC.

The Company was able to under-produce retail in the NAFTA row crop sector by 29% in Q3 2015 in the continued effort to balance channel inventory to prevailing demand conditions. Total worldwide unit production was down 24% year-over-year. The Company expects to significantly under-produce retail demand in the last quarter of the year.

Agricultural Equipment’s operating profit was $137 million for the quarter ($433 million in Q3 2014), with an operating margin of 5.6% (11.8% in Q3 2014). The decrease was mainly due to lower sales volumes, less favorable product mix primarily in the NAFTA row crop sector, and the negative effect of the significant reduction in industrial capacity utilization. These effects were partially offset by net price realization, lower material costs and structural cost reductions.

2015 THIRD QUARTER RESULTS

Construction Equipment

CONSTRUCTION EQUIPMENT

Net sales & Operating profit/(loss) ($ million)

YTD (01.01 to 09.30)				3rd Quarter
2015	2014	Change		2015	2014	Change
1,933	2,546	-24.1%	Net sales	591	841	-29.7%
72	70	2	Operating profit	37	39	-2
3.7	2.7	1.0 p.p.	Operating margin (%)	6.3	4.6	1.7 p.p.

Construction Equipment’s net sales were $591 million for the quarter, down 23.1% compared to Q3 2014 on a constant currency basis (down 29.7% on a reported basis), due to continued negative industry volumes, primarily in LATAM. The geographic distribution of net sales for the period was 55% NAFTA, 22% EMEA, 14% LATAM and 9% APAC.

In Q3 2015, Construction Equipment’s worldwide heavy and light industry sales were down 17% and 7%, respectively. Industry light equipment sales were roughly flat in NAFTA and EMEA, and down in LATAM and APAC. Industry heavy equipment sales decreased in all regions, but primarily in LATAM and APAC.

Construction Equipment’s worldwide market share was flat compared to the prior year period for both heavy and light construction equipment. Light equipment was down in NAFTA while flat to up in all other regions. Heavy equipment was flat in all regions except for LATAM, where municipality-driven demand declined as infrastructure investments, in which the Company has a significant position, slowed.

Construction Equipment’s worldwide production levels were 4% above retail sales in the quarter, in-line with production seasonality. In LATAM, underproduction vs. retail was at 9% and production level was down 48% from Q3 2014. A similar production curtailment is expected for Q4 2015 in the region, as a result of poor demand conditions in the construction sector and an uncertain environment with BNDES PSI programs.

Construction Equipment reported operating profit of $37 million for the third quarter compared to $39 million for Q3 2014, as a result of cost containment actions and net price realization in NAFTA, offset by the negative effect of lower volume in LATAM. Operating margin increased 1.7 p.p. to 6.3%.

Commercial Vehicles

COMMERCIAL VEHICLES

Net sales & Operating profit/(loss) ($ million)

YTD (01.01 to 09.30)				3rd Quarter
2015	2014	Change		2015	2014	Change
6,696	7,534	-11.1%	Net sales	2,189	2,522	-13.2%
128	(71)	199	Operating profit/(loss)	60	20	40
1.9	(0.9)	2.8 p.p.	Operating margin (%)	2.7	0.8	1.9 p.p.

2015 THIRD QUARTER RESULTS

Commercial Vehicles’ net sales were $2,189 million for the quarter, up 4.6% compared to Q3 2014 on a constant currency basis (down 13.2% on a reported basis), primarily as a result of favorable volume and product mix in EMEA. Excluding the negative impact of currency translation, net sales increased in EMEA driven by higher volumes for trucks, primarily in the light and heavy segments, and buses. In LATAM, net sales decreased significantly, mainly due to the decline of the Brazilian market for trucks, partially offset by positive pricing. In APAC, net sales were slightly up. The geographic distribution of net sales for the period was 80% EMEA, 12% LATAM and 8% APAC.

The European truck market (GVW >3.5 tons) was up 16% compared to Q3 2014. The light vehicle market (GVW 3.5-6.0 tons) increased 15%, the medium vehicle market (GVW 6.1-15.9 tons) increased 7% and the heavy vehicle market (GVW >16 tons) increased 21%. In LATAM, new truck registrations (GVW >3.5 tons) declined 38% compared to Q3 2014, with a decrease of 47% in Brazil and 5% in Venezuela, while Argentina increased by 21%. In APAC, registrations declined 9%.

In Q3 2015, the Company’s market share in the European truck market (GVW >3.5 tons) was 11.4%, up 1.2 p.p. compared with Q3 2014. The Company’s market share in LATAM was 11.8%, up 2.0 p.p. compared to Q3 2014.

Commercial Vehicles delivered approximately 33,500 vehicles (including buses and specialty vehicles) in the quarter, representing a 16% increase compared to Q3 2014. Volumes were higher in the light segment and heavy segment, up 15% and 24%, respectively, while volumes were substantially flat in the medium segment. Commercial Vehicles’ deliveries increased 23% in EMEA, but decreased in APAC and LATAM by 6% and 5%, respectively.

Commercial Vehicles’ Q3 2015 ending book-to-bill ratio was 0.89, a decrease of 6% over Q3 2014. Third quarter 2015 truck order intake in Europe increased 18% compared to Q3 2014.

Commercial Vehicles closed the third quarter with an operating profit of $60 million, up $40 million compared to Q3 2014, with an operating margin of 2.7% (0.8% in Q3 2014). The increase was mainly due to higher volume in EMEA, industrial efficiencies and SG&A expense reductions as a result of the Company’s Efficiency Program. The increase in operating profit occurred primarily in EMEA, where European market strength and structural cost reductions were partially offset by the negative impact of currency translation. In LATAM, operating profit also improved, primarily as a result of improved demand in Argentina and structural cost reductions enacted in the Company’s Brazilian operations, while the profit contribution of operations in Venezuela was immaterial following the re-measurement.

Powertrain

POWERTRAIN

Net sales & Operating profit/(loss) ($ million)

YTD (01.01 to 09.30)				3rd Quarter
2015	2014	Change		2015	2014	Change
2,648	3,476	-23.8%	Net sales	800	1,025	-22.0%
124	157	-33	Operating profit	35	59	-24
4.7	4.5	0.2 p.p.	Operating margin (%)	4.4	5.8	-1.4 p.p.

2015 THIRD QUARTER RESULTS

Powertrain’s net sales were $800 million for the quarter, a decrease of 7.4% compared to Q3 2014 on a constant currency basis (down 22.0% on a reported basis), on lower volumes mainly in the captive portion of the business as a result of decreased agricultural equipment demand and the 2014 build-up of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 44% of total net sales (39% in Q3 2014).

During the quarter, Powertrain sold approximately 112,500 engines, a decrease of 16% compared to Q3 2014. By major customer, 31% of engine units were supplied to Commercial Vehicles, 11% to Agricultural Equipment, 4% to Construction Equipment and the remaining 54% to external customers (units sold to third parties were up 1.4% compared to Q3 2014). Additionally, Powertrain delivered approximately 14,600 transmissions and 43,600 axles, an increase of 3% and 16%, respectively, compared to Q3 2014.

Powertrain’s operating profit was $35 million for the quarter, down $24 million compared to Q3 2014, with an operating margin of 4.4% (down 1.4 p.p. compared to Q3 2014), mainly due to lower sales volume and negative foreign exchange impacts, partially offset by manufacturing efficiencies.

Financial Services

FINANCIAL SERVICES

Revenues & Net income ($ million)

YTD (01.01 to 09.30)				3rd Quarter
2015	2014	Change		2015	2014	Change
1,226	1,363	-10.1%	Revenues	390	455	-14.3%
277	266	11	Net income	94	75	19

Financial Services’ revenues were $390 million for the quarter, a decrease of 4.1% compared to Q3 2014 on a constant currency basis (down 14.3% on a reported basis) due to a reduction in interest yields, primarily driven by lower funding costs.

Financial Services’ net income was $94 million, up $19 million compared to Q3 2014, mainly due to lower provisions for credit losses and reduced income taxes, partially offset by the negative impact of currency translation.

Retail loan originations in the quarter were $2.2 billion, down $0.6 billion compared to Q3 2014, due to the decline in Agricultural Equipment sales and the negative impact of currency translation. The managed portfolio (including unconsolidated joint ventures) of $24.5 billion as of September 30, 2015 (of which retail was 66% and wholesale 34%) was down $0.9 billion compared to June 30, 2015. Excluding the impact of currency translation, the portfolio decreased $0.2 billion, primarily in NAFTA (wholesale).

*****

In September, CNH Industrial was confirmed as Industry Leader in the Dow Jones Sustainability Indices (DJSI) World and Europe. The Company was also named as leader in the Capital Goods Industry Group. The 2015 assessment resulted in a score of 91/100 for CNH Industrial, compared to an average of 52/100 for the participating companies in the Machinery and Electrical Equipment industry. All companies chosen for consideration in the indices are evaluated on their economic, environmental and social performance by RobecoSAM, investment specialists focused exclusively on Sustainability Investing.

2015 THIRD QUARTER RESULTS

2015 U.S. GAAP Guidance

The Company expects that continued demand weakness primarily in LATAM and ongoing strength of the U.S. dollar will have a negative impact on the revenue levels previously forecasted for the fourth quarter of 2015. Full year guidance is therefore updated as follows:

•	Net sales of Industrial Activities in the range of $25-26 billion, the operating margin of Industrial Activities is unchanged at 5.6% and 6.0%;

•	Net industrial debt at the end of 2015 between $2.1 billion and $2.3 billion.

Sergio Marchionne	Richard Tobin
Chairman	Chief Executive Officer

2015 THIRD QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the Company’s individual brands is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines, transmissions and axles. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 6:00 p.m. CET / 5:00 p.m. GMT / 1:00 p.m. EDT, management will hold a conference call to present 2015 third quarter and first nine months results to financial analysts and institutional investors. The call can be followed live online at: http://bit.ly/1Ozq3aP and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•	Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

•	Trading Profit under IFRS: Trading Profit is derived from financial information prepared in accordance with IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests.

•	Operating Profit under IFRS: Operating Profit under IFRS is computed starting from Trading Profit under IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Net income (loss) before restructuring and other exceptional items: is defined as Net income (loss), less restructuring charges and exceptional items, after tax.

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

2015 THIRD QUARTER RESULTS

•	Working capital: is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net.

•	Constant currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; compliance requirements (including engine emissions legislation and/or regulations); production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective products claims, emissions and/or fuel economy regulatory and contractual issues; the evolution of the Company’s contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis and other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2014, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2014, prepared in accordance with IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. The Company can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. The Company’s outlook is based upon assumptions relating to the factors

2015 THIRD QUARTER RESULTS

described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise publicly its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by the Company or persons acting on Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +39 011 00 62756

Laura Overall	Noah Weiss
Tel: +44 207 7660 346	Tel: +1 630 887 3745

e-mail: mediarelations@cnhind.com

www.cnhindustrial.com

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months Ended September 30, 2015 and 2014 and For The Nine Months Ended September 30, 2015 and 2014

(Unaudited)

(U.S. GAAP)

($ million)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenues
Net sales	5,549	7,403	17,808	23,178
Finance and interest income	301	336	960	1,012

TOTAL REVENUES	5,850	7,739	18,768	24,190
Costs and Expenses
Cost of goods sold	4,599	5,998	14,771	18,797
Selling, general and administrative expenses	565	736	1,758	2,240
Research and development expenses	207	254	622	809
Restructuring expenses	18	56	52	98
Interest expense	258	327	824	976
Other, net	286	109	498	307

TOTAL COSTS AND EXPENSES	5,933	7,480	18,525	23,227
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	(83)	259	243	963
Income taxes	56	107	259	408
Equity in income of unconsolidated subsidiaries and affiliates	11	10	33	66
NET INCOME (LOSS)	(128)	162	17	621
Net income (loss) attributable to noncontrolling interests	(4)	(11)	(5)	(6)
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	(124)	173	22	627

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	(0.09)	0.13	0.02	0.46
Diluted	(0.09)	0.13	0.02	0.46

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of September 30, 2015 and December 31, 2014

(Unaudited)

(U.S. GAAP)

($ million)	September 30, 2015	December 31, 2014
ASSETS
Cash and cash equivalents	3,717	5,163
Restricted cash	782	978
Trade receivables, net	818	1,054
Financing receivables, net	18,867	21,472
Inventories, net	6,866	7,008
Property, plant and equipment, net	6,447	6,865
Investments in unconsolidated subsidiaries and affiliates	543	605
Equipment under operating leases	1,744	1,518
Goodwill	2,452	2,484
Other intangible assets, net	797	850
Deferred tax assets	1,811	1,747
Derivative assets	334	205
Other assets	1,748	1,964

TOTAL ASSETS	46,926	51,913
LIABILITY AND EQUITY
Debt	26,123	29,594
Trade payables	5,407	5,982
Deferred tax liabilities	774	452
Pension, postretirement and other post-employment benefits	2,470	2,614
Derivative liabilities	87	235
Other liabilities	7,595	8,059

Total liabilities	42,456	46,936
Redeemable noncontrolling interest	19	16
Equity	4,451	4,961

TOTAL EQUITY AND LIABILITIES	46,926	51,913

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Nine Months Ended September 30, 2015 and 2014

(Unaudited)

(U.S. GAAP)

($ million)	Nine Months Ended September 30,
	2015	2014
Operating activities:
Net income	17	621
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	516	556
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	325	303
Loss from disposal of assets	6	4
Undistributed income (loss) of unconsolidated subsidiaries	27	(5)
Other non-cash items	283	177
Changes in operating assets and liabilities:
Provisions	(82)	210
Deferred income taxes	37	(116)
Trade and financing receivables related to sales, net	603	(1,041)
Inventories, net	(657)	(1,571)
Trade payables	(154)	(861)
Other assets and liabilities	110	255

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,031	(1,468)

Investing activities:
Net (additions) collections of retail receivables	390	(99)
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	3	16
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	511	391
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(375)	(601)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,315)	(1,240)
Other	328	451

NET CASH (USED IN) IN INVESTING ACTIVITIES	(458)	(1,082)

Financing activities:
Net increase (decrease) in debt	(1,114)	2,267
Dividends paid	(294)	(381)
Other	17	15

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,391)	1,901

Effect of foreign exchange rate changes on cash and cash equivalents	(628)	(303)

DECREASE IN CASH AND CASH EQUIVALENTS	(1,446)	(952)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,163	5,567

CASH AND CASH EQUIVALENTS, END OF PERIOD	3,717	4,615

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months Ended September 30, 2015 and 2014 and For The Nine Months Ended September 30, 2015 and 2014

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services
($ million)	Three Months Ended September 30,		Nine Months Ended September 30,		Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014	2015	2014	2015	2014
Revenues
Net sales	5,549	7,403	17,808	23,180	—	—	—	—
Finance and interest income	32	65	162	191	390	455	1,226	1,363

TOTAL REVENUES	5,581	7,468	17,970	23,371	390	455	1,226	1,363
Costs and Expenses
Cost of goods sold	4,599	5,998	14,771	18,799	—	—	—	—
Selling, general and administrative expenses	498	629	1,546	1,960	67	107	212	280
Research and development expenses	207	254	622	809	—	—	—	—
Restructuring expenses	18	56	51	98	—	—	1	—
Interest expense	152	211	501	630	141	180	448	530
Interest compensation to Financial Services	83	85	229	265	—	—	—	—
Other, net	234	92	398	239	55	52	174	161

TOTAL COSTS AND EXPENSES	5,791	7,325	18,118	22,800	263	339	835	971
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	(210)	143	(148)	571	127	116	391	392
Income taxes	18	61	130	267	38	46	129	141
Equity in income of unconsolidated subsidiaries and affiliates	6	4	18	52	5	6	15	14
Result from intersegment investments	94	76	277	265	—	(1)	—	1
NET INCOME (LOSS)	(128)	162	17	621	94	75	277	266

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of September 30, 2015 and December 31, 2014

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
ASSETS
Cash and cash equivalents	2,793	4,122	924	1,041
Restricted cash	16	1	766	977
Trade receivables, net	793	1,025	53	92
Financing receivables, net	2,216	4,767	19,495	22,717
Inventories, net	6,669	6,845	197	163
Property, plant and equipment, net	6,445	6,862	2	3
Investments in unconsolidated subsidiaries and affiliates	2,893	3,063	134	136
Equipment under operating leases	11	20	1,733	1,498
Goodwill	2,300	2,324	152	160
Other intangible assets, net	780	828	17	22
Deferred tax assets	1,648	1,508	163	239
Derivative assets	328	198	8	9
Other assets	1,499	1,502	452	781

TOTAL ASSETS	28,391	33,065	24,096	27,838
LIABILITY AND EQUITY
Debt	8,414	11,520	20,553	24,086
Trade payables	5,284	5,850	149	197
Deferred tax liabilities	534	202	240	250
Pension, postretirement and other post-employment benefits	2,440	2,594	30	20
Derivative liabilities	81	221	8	16
Other liabilities	7,168	7,701	631	675

Total liabilities	23,921	28,088	21,611	25,244
Redeemable noncontrolling interest	19	16	—	—
Equity	4,451	4,961	2,485	2,594

TOTAL EQUITY AND LIABILITIES	28,391	33,065	24,096	27,838

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Nine Months Ended September 30, 2015 and 2014

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	Nine Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Operating activities:
Net income	17	621	277	266
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	512	552	4	4
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	173	196	152	107
Loss from disposal of assets	6	—	—	4
Undistributed (loss) of unconsolidated subsidiaries	(103)	(153)	(12)	(15)
Other non-cash items	196	56	87	121
Changes in operating assets and liabilities:
Provisions	(93)	203	11	7
Deferred income taxes	13	(124)	24	8
Trade and financing receivables related to sales, net	101	110	529	(1,138)
Inventories, net	(618)	(1,599)	(39)	28
Trade payables	(139)	(751)	(45)	(123)
Other assets and liabilities	(202)	(76)	315	331

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(137)	(965)	1,303	(400)

Investing activities:
Net (additions) collections of retail receivables	—	—	390	(99)
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	3	16	—	—
Proceeds from the sale of assets under operating leases and assets sold under buy-back commitments	218	213	293	178
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(375)	(588)	—	(13)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(597)	(589)	(718)	(651)
Other	1,774	325	(1,488)	113

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	1,023	(623)	(1,523)	(472)

Financing activities:
Net increase (decrease) in debt	(1,467)	1,942	353	325
Dividends paid	(294)	(381)	(135)	(103)
Other	17	15	42	13

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,744)	1,576	260	235

Effect of foreign exchange rate changes on cash and cash equivalents	(471)	(248)	(157)	(55)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,329)	(260)	(117)	(692)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,122	4,010	1,041	1,557

CASH AND CASH EQUIVALENTS, END OF PERIOD	2,793	3,750	924	865

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

(U.S. GAAP)

CNH INDUSTRIAL

Net debt ($ million)

	September 30, 2015	June 30, 2015	December 31, 2014
Total debt (1)	(26,123)	(27,340)	(29,594)
- Asset-backed financing	(12,498)	(12,710)	(13,587)
- Other debt	(13,625)	(14,630)	(16,007)
Derivative hedging debt	37	35	35
Cash and cash equivalents	3,717	4,235	5,163
Restricted cash	782	749	978
Net debt (2)	(21,587)	(22,321)	(23,418)
Of which : Industrial Activities	(3,439)	(3,016)	(2,691)
Financial Services	(18,148)	(19,305)	(20,727)
Cash, cash equivalents and restricted cash	4,499	4,984	6,141
Undrawn committed facilities	2,910	2,845	2,716
Available liquidity	7,409	7,829	8,857

(1)	Inclusive of adjustments to fair value hedges.
(2)	Net Debt is a non-GAAP measure. Refer to the Non-GAAP Financial Information section of this press release for information regarding non-GAAP financial measures.

(U.S. GAAP)

CNH INDUSTRIAL

Change in Net Industrial Debt ($ million)

YTD (01.01- 09.30)			3rd Quarter
2015	2014		2015	2014
(2,691)	(2,214)	Net industrial (debt)/cash at beginning of period	(3,016)	(3,692)
17	621	Net income (loss)	(128)	162
512	552	Amortization and depreciation (*)	166	194
41	(36)	Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating leases	157	(123)
(1,084)	(2,481)	Change in working capital	(458)	(737)
(374)	(588)	Investments in property, plant and equipment, and intangible assets (*)	(150)	(246)
(97)	77	Other changes	(99)	53
(985)	(1,855)	Net industrial cash flow (1)	(512)	(697)
(277)	(366)	Capital increases and dividends	—	7
514	500	Currency translation differences	89	447
(748)	(1,721)	Change in Net industrial debt	(423)	(243)
(3,439)	(3,935)	Net industrial (debt)/cash at end of period	(3,439)	(3,935)

(*)	Excluding assets sold under buy-back commitments and assets under operating leases.
(1)	This item is a non-GAAP measure. Refer to the Non-GAAP Financial Information section of this press release for information regarding non GAAP financial measures.

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

(U.S. GAAP)

CNH INDUSTRIAL

Net Income and basic EPS before Restructuring and Exceptional Items

($ million, except per share data)

Nine Months Ended September 30,				Three Months Ended September 30,
2015		2014		2015		2014
17		621	Net income (loss)	(128)		162
45		88	Restructuring expenses, net of tax	16		52
150	(1)	64	Other exceptional items, net of tax	150	(1)	—
212		773	Net income before restructuring and other exceptional items	38		214
214		768	Net income (loss) before restructuring and other exceptional items attributable to CNH Industrial N.V.	39		214
1,360		1,354	Weighted average shares outstanding (million)	1,362		1,354
0.16		0.57	Basic EPS before restructuring and exceptional items ($)	0.03		0.16

(1)	Represents the exceptional charge due to the re-measurement of Venezuelan operations.

(U.S. GAAP)

CNH INDUSTRIAL

Industrial Activities Cash Provided (Used) by Working Capital ($ million)

	Balance as of September 30, 2015	Balance as of June 30, 2015	Differences	Of which: effect of Foreign Currency Translation and Non- Cash Transactions	Cash Provided (Used) by Working Capital
Trade and financing receivables related to sales, net	850	872	22	85	(63)
Inventories, net	6,669	7,019	350	312	38
Trade payables	(5,284)	(5,815)	(531)	(77)	(454)
Other assets and liabilities, net	(194)	(190)	4	(17)	21
Working capital (1)	2,041	1,886	(155)	303	(458)

(1)	This item is a non-GAAP measure. Refer to the Non-GAAP Financial Information section of this press release for information regarding non GAAP financial measures.

(U.S. GAAP)

CNH INDUSTRIAL

Industrial Activities Cash Provided (Used) by Working Capital ($ million)

	Balance as of September 30, 2015	Balance as of December 31, 2014	Differences	Of which: effect of Foreign Currency Translation and Non- Cash Transactions	Cash Provided (Used) by Working Capital
Trade and financing receivables related to sales, net	850	1,096	246	145	101
Inventories, net	6,669	6,845	176	784	(608)
Trade payables	(5,284)	(5,850)	(566)	(427)	(139)
Other assets and liabilities, net	(194)	(674)	(480)	(42)	(438)
Working capital	2,041	1,417	(624)	460	(1,084)

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three Months Ended September 30, 2015 and 2014 and For The Nine Months Ended September 30, 2015 and 2014

(Unaudited)

(IFRS)

($ million)	3rd Quarter 2015	3rd Quarter 2014	01/01-09/30 2015	01/01-09/30 2014
Net revenues	5,968	7,817	19,095	24,469
Cost of sales	4,923	6,322	15,740	19,760
Selling, general and administrative costs	537	672	1,666	2,110
Research and development costs	223	217	638	645
Other income/(expenses)	(18)	(36)	(60)	(73)
TRADING PROFIT/(LOSS)	267	570	991	1,881
Gains/(losses) on the disposal of investments	—	—	—	—
Restructuring costs	16	51	48	116
Other unusual income/(expenses)	(30)	(14)	(41)	(24)
OPERATING PROFIT/(LOSS)	221	505	902	1,741
Financial income/(expenses)	(296)	(191)	(608)	(585)
Result from investments:	12	12	38	68
Share of the profit/(loss) of investees accounted for using the equity method	12	12	40	68
Other income/(expenses) from investments	—	—	(2)	—
PROFIT/(LOSS) BEFORE TAXES	(63)	326	332	1,224
Income taxes	49	92	237	441
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	(112)	234	95	783
Profit/(loss) from discontinued operations	—	—	—	—
PROFIT/(LOSS) FOR THE PERIOD	(112)	234	95	783
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	(108)	245	98	789
Non-controlling interests	(4)	(11)	(3)	(6)

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(0.08)	0.18	0.07	0.58
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(0.08)	0.18	0.07	0.58

These Condensed Consolidated Income Statements should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the EU Annual Report. This Condensed Consolidated Income Statements represents the consolidation of all CNH Industrial N.V. subsidiaries.

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of September 30, 2015 and December 31, 2014

(Unaudited)

(IFRS)

($ million)	September 30, 2015	December 31, 2014
ASSETS
Intangible assets	5,747	6,031
Property, plant and equipment	6,339	6,733
Investments and other financial assets:	621	690
Investments accounted for using the equity method	575	633
Other investments and financial assets	46	57
Leased assets	1,744	1,518
Defined benefit plan assets	14	20
Deferred tax assets	1,419	1,655

Total Non-current assets	15,884	16,647
Inventories	6,975	7,140
Trade receivables	818	1,054
Receivables from financing activities	18,867	21,472
Current tax receivables	414	324
Other current assets	1,144	1,434
Current financial assets:	334	205
Current securities	—	—
Other financial assets	334	205
Cash and cash equivalents	4,499	6,141

Total Current assets	33,051	37,770
Assets held for sale	17	24

TOTAL ASSETS	48,952	54,441
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,895	7,534
Non-controlling interests	45	43

Total Equity	6,940	7,577
Provisions:	5,839	6,386
Employee benefits	2,708	2,831
Other provisions	3,131	3,555
Debt:	26,202	29,701
Asset-backed financing	12,498	13,587
Other debt	13,704	16,114
Other financial liabilities	87	235
Trade payables	5,407	5,982
Current tax payables	209	206
Deferred tax liabilities	372	399
Other current liabilities	3,896	3,955
Liabilities held for sale	—	—
Total Liabilities	42,012	46,864

TOTAL EQUITY AND LIABILITIES	48,952	54,441

These Condensed Consolidated Statements of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the EU Annual Report. This Condensed Consolidated Statements of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Nine Months Ended September 30, 2015 and 2014

(Unaudited)

(IFRS)

($ million)	01/01-09/30/2015	01/01-09/30/2014
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,141	6,489
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:
Profit/(loss) for the period	95	783
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	841	861
(Gains)/losses from disposal of non-current assets (net of vehicles sold under buy-back commitments)	6	—
Other non-cash items	233	86
Dividends received	61	61
Change in provisions	(146)	190
Change in deferred income taxes	47	(127)
Change in items due to buy-back commitments (a)	75	85
Change in operating lease items (b)	(316)	(334)
Change in working capital	(718)	(2,310)

TOTAL	178	(705)
C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(704)	(1,086)
Consolidated subsidiaries and other equity investments	(5)	(5)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	(3)	16
Net change in receivables from financing activities	902	(1,148)
Change in current securities	—	—
Other changes	199	264

TOTAL	389	(1,959)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued	600	2,801
Repayment of bonds	(1,126)	—
Issuance of other medium-term borrowings (net of repayment)	(476)	453
Net change in other financial payables and other financial assets/liabilities	(266)	(982)
Capital increase	17	15
Dividends paid	(294)	(381)

TOTAL	(1,545)	1,906
Translation exchange differences	(664)	(314)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,642)	(1,072)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,499	5,417

(a)	The cash flows generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, are included under operating activities in a single line item which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under IFRS ($ million)

Nine Months Ended September 30,				3rd Quarter
2015	2014	% change		2015	2014	% change
8,043	11,801	-31.8	Agricultural Equipment	2,431	3,659	-33.6
1,933	2,546	-24.1	Construction Equipment	591	841	-29.7
6,860	7,675	-10.6	Commercial Vehicles	2,238	2,565	-12.7
2,656	3,484	-23.8	Powertrain	803	1,027	-21.8
(1,512)	(2,177)	—	Eliminations and other	(462)	(644)	—

17,980	23,329	-22.9	Total Industrial Activities	5,601	7,448	-24.8
1,450	1,541	-5.9	Financial Services	465	504	-7.7
(335)	(401)	—	Eliminations and other	(98)	(135)	—

19,095	24,469	-22.0	Total	5,968	7,817	-23.7

CNH INDUSTRIAL

Trading profit/(loss) by Segment under IFRS ($ million)

Nine Months Ended September 30,				3rd Quarter
2015	2014	Change		2015	2014	Change
434	1,451	-1,017	Agricultural Equipment	66	398	-332
38	64	-26	Construction Equipment	23	29	-6
79	(111)	190	Commercial Vehicles	45	2	43
105	147	-42	Powertrain	27	52	-25
(57)	(63)	6	Eliminations and other	(21)	(28)	7

599	1,488	-889	Total Industrial Activities	140	453	-313
392	393	-1	Financial Services	127	117	10
—	—	—	Eliminations and other	—	—	—

991	1,881	-890	Total	267	570	-303

CNH INDUSTRIAL

Key Balance Sheet data under IFRS ($ million)

	September 30, 2015	June 30, 2015	December 31, 2014
Total assets	48,952	51,321	54,441
Total equity	6,940	7,366	7,577
Equity attributable to CNH Industrial N.V.	6,895	7,314	7,534
Net debt	(21,456)	(22,348)	(23,590)
Of which Net industrial debt	(3,299)	(3,053)	(2,874)

2015 THIRD QUARTER RESULTS

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation ($ million)

Nine Months Ended September 30,			3rd Quarter
2015	2014		2015	2014
17	621	Net income (loss) under U.S. GAAP	(128)	162
		Adjustments to conform with IFRS:
2	181	Development costs, net of amortization	(7)	39
6	6	Goodwill and other intangible assets	2	2
33	12	Defined benefit plans	11	4
4	(18)	Restructuring provisions	2	5
11	14	Other adjustments	1	7
(12)	(97)	Tax impact on adjustments	2	(51)
34	64	Deferred tax assets and tax contingencies recognition	5	66

78	162	Total adjustments	16	72
95	783	Profit under IFRS	(112)	234

CNH INDUSTRIAL

Total Equity reconciliation ($ million)

	September 30, 2015	December 31, 2014
Total Equity under U.S. GAAP	4,451	4,961
Adjustments to conform with IFRS:
Development costs, net of amortization	2,614	2,819
Goodwill and other intangible assets	(116)	(122)
Defined benefit plans	(46)	(6)
Restructuring provisions	(6)	(12)
Other adjustments	3	(16)
Tax impact on adjustments	(769)	(815)
Deferred tax assets and tax contingencies recognition	809	768

Total adjustments	2,489	2,616

Total Equity under IFRS	6,940	7,577

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	01/01-09/30/2015		At December 31, 2014	01/01-09/30/2014
	Average	At September 30		Average	At September 30
Euro	0.898	0.893	0.824	0.738	0.795
Pound sterling	0.653	0.659	0.642	0.599	0.618
Swiss franc	0.953	0.974	0.990	0.899	0.959
Polish zloty	3.731	3.789	3.520	3.081	3.320
Brazilian real	3.164	4.000	2.653	2.290	2.449
Canadian dollar	1.260	1.342	1.158	1.094	1.117
Argentine peso	8.966	9.420	8.551	7.984	8.478
Turkish lira	2.666	3.026	2.333	2.165	2.287